900 S. Capital of Texas Hwy. Las Cimas, Fifth Floor Austin, TX 78746-5546 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com

March 26, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3628

Attention: Song P. Brandon, Esq., Office of Mergers and Acquisitions

RE:	Integrated Silicon Solution, Inc.
Schedule TO-I
Filed March 2, 2009
File No. 5-55171

Ladies and Gentlemen:

On behalf of Integrated Silicon Solution, Inc. (the “Company”), we are providing this letter in response to the additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by voice-mail message to the undersigned on March 23, 2009 relating to the Company’s tender offer statement on Schedule TO filed with the Commission on March 2, 2009, as amended on March 16, 2009.

In response to the Staff’s additional comments, we provide the following information on behalf of the Company:

In further response to Comment Number 4 in the Staff’s letter dated March 12, 2009, the Company hereby confirms that it will comply with the all-holders provision in Rule 13e-4(f)(8) and it understands that it cannot exclude eligible option holders in any jurisdiction.

In further response to Comment Number 6 in the Staff’s letter dated March 12, 2009, the Company will amend the summary financial information on Schedule B to include the ratio of earnings to fixed charges.

Securities and Exchange Commission

Re: Integrated Silicon Solution, Inc.

March 26, 2009

If you should have any questions or additional comments regarding the Company’s filing, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta, Esq.
J. Robert Suffoletta, Esq.

Enclosure

cc:	Scott D. Howarth, Integrated Silicon Solution, Inc.